October 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications
100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Telefónica, S.A. Form 20-F for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019 Response Letter filed August 12, 2019 File No. 001-09531

Dear members of the Office of Telecommunications:

Thank you for your letter dated October 3, 2019 (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) of Telefónica, S.A. (the “Company” or “we”), which we filed with the Commission on February 21, 2019. References herein to your “prior comments” relate to the Staff’s comments in your initial comment letter to the 2018 Form 20-F, dated July 30, 2019 (the “Initial Comment Letter”). Reference is made to the Company’s response letter dated August 12, 2019 (the “Initial Response”) to the Initial Comment Letter.

We appreciate your understanding in affording us the time necessary to prepare our response, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions from the Staff’s Comment Letter in boldface text. Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Initial Response.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss our response with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-3569 or fax: 011-34-91-727-1204; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Laura Abasolo García de Baquedano
Laura Abasolo García de Baquedano Chief Finance and Control Officer Telefónica, S.A.

ANNEX A

Form 20-F for the Year Ended December 31, 2018

2018/ 2017 Consolidated Results, page 42

1.	We note your presentation of OIBDA Margin absent its corresponding GAAP measure. Your presentation is inconsistent with the guidance in Q&A 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018). Please revise and provide us with your proposed disclosures in future filings.

The Company respectfully advises the Staff that the Company has considered the guidance in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures (April 4, 2018), and the Company respectfully submits to the Staff that in future filings the Company will include “Operating Margin” in its consolidated results tables, as set forth in the following blackline showing the change that the Company would make to the “2018/2017 Consolidated results” table included on page 42 of the 2018 Form 20-F. The Company submits that conforming changes will be made to other consolidated results tables.

The Company supplementally advises the Staff that, when presenting tables of the results of its business segments in future filings, it will exclude “OIBDA Margin”, as set forth in the following blackline showing the changes that the Company would make to the table of results of Telefónica Spain for 2018 and 2017, included on page 49 of the 2018 Form 20-F. Conforming changes will be made to results tables for its other business segments.

The Company supplementally advises the Staff that, in the text of its future filings, it may elect to include a discussion of “OIBDA Margin”, but it will do so only if it also includes a discussion of “Operating Margin” with equal or greater prominence.

Item 5. Operating and Financial Review and Prospects

Non-GAAP financial information, page 108

2.	We note your response to comment two. However, it is still unclear to us why you consider OBIDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to be primarily performance measures in light of the fact that these measures comingle both performance and cash flow adjusting items. As such, please explain in detail how such measures are used internally and how they provide useful information to investors. Provide us with all of your proposed disclosures in future filings.

Additionally, please revise your reconciliation of operating income before depreciation and amortization hereunder to start with its most comparable GAAP measure.

The Company supplementally advises the Staff that it uses both “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” primarily as performance measures. The Company uses these measures to track the performance of its business, to establish operating and strategic targets of its business segments and subsidiaries, and in the Company’s internal budgeting process. The Company further believes these measures are better performance measures than OIBDA or operating income alone and that they are important to allow investors to more accurately compare performance across telecommunications companies with differing business models.

The Company believes it is important to consider capital expenditures together with OIBDA in order to have a more complete measure of the performance of its telecommunications businesses. In particular, the Company believes that because there are different manners by which telecommunications businesses obtain network access, IT and other infrastructure services, either by paying fees that would be reflected in OIBDA or through the development of owned networks and infrastructures that would be reflected in capital expenditures, it must examine OIBDA and capital expenditures together in order to more comprehensively assess the performance of its businesses. For example, a virtual wireless operator that does not own a network and accesses another operator’s mobile network typically has expenses related to network access, and such expenses will tend to reduce its OIBDA. Conversely, a wireless operator that owns its mobile network will have lower expenses related to network access, increasing its OIBDA compared with a virtual wireless operator, but instead will have capital expenditures related to the development of its mobile network. Similarly, the Company advises that the consolidated OIBDA and the OIBDA of certain of its businesses is affected by capital expenditures, as additional investments in capital expenditures tend to raise revenues and, as a result, OIBDA. As such, the Company uses OIBDA and capital expenditures together to track its businesses and to budget and allocate resources within its group in a more accurate manner. The Company sets targets measured in “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” for its businesses, and performance is measured against such targets for the purposes of budgeting, inter alia, capital expenditures. As a result, the Company considers “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” to be performance measures.

Moreover, the Company believes that “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” are important performance measures that allow investors to better compare performance across telecommunications companies, as well as across the Company’s business segments. For example, Telefónica Germany incurs fees for fixed network access that tend to reduce its OIBDA, while Telefónica Spain owns its own extensive networks within Spain, and therefore its OIBDA is less affected by network access costs. As discussed above, because of the varying business models of telecommunications companies that require network access, IT and other infrastructure, the Company believes that it is necessary to look at OIBDA and capital expenditures together in order to obtain a more complete measure of performance and, as a result, that “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” are more accurate performance measures than OIBDA or operating income alone.

The Company advises the Staff that in future filings it expects to include disclosure under “Non-GAAP financial information” in Item 5 of Form 20-F substantially consistent with the following:

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions

OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions. We believe that these measures provide useful information to investors because of the importance of examining OIBDA and capital expenditures together in order to more comprehensively assess performance of the business and in order to allow investors to compare across telecommunications companies with differing business models. We also use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process. However, neither measure is a measure expressly defined in IFRS and therefore may not be comparable to similar indicators used by other companies. As a result, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income.

The following table provides a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Additionally, the Company supplementally advises the Staff that in future filings it will revise its reconciliation of operating income before depreciation and amortization, which appeared on page 108 of the 2018 Form 20-F, as follows:

Item 8. Financial Information

Legal Proceedings, page 139

3.	We note your response to our prior comment three. Since the matter is still in dispute and may have a significant effect on your financial position or profitability, please disclose all the material facts and developments relating to the suit including the R$47 billion dollar preliminary estimate in accordance with Item 8.A.7 of Form 20-F. Provide us with your proposed future disclosure.

The Company acknowledges the Staff’s comment and supplementally advises the Staff of certain developments relating to the Perseverance Litigation since the Company’s Initial Response that further support the Company’s conclusion that, although the matter is still in dispute, the ultimate resolution is not expected to have a significant effect on its financial position or profitability. Further, for the reasons discussed below, the Company believes that disclosure of the facts and developments relating to this suit, especially with respect to the R$47 billion preliminary estimate, which, as described below, has now been set aside by the São Paulo trial court, would likely lead to significant confusion among investors and analysts. The Company further believes that this is precisely the Perseverance claimants’ goal, in order to pressure Telefônica Brasil into a settlement through underhanded tactics, including misleading statements in the media as well as to securities regulators in Brazil, Spain and the United States.

The trial court has set aside its expert report, concluding that the R$47 billion estimate was “unfounded and substantial,” dismissed the expert and engaged a new expert.

On September 7, 2019, the São Paulo trial court rendered a decision accepting Telefônica Brasil’s motion to set aside the court expert’s report, and determined in favor of Telefônica Brasil’s request to dismiss the previously-appointed expert. The trial court has appointed a new expert, Mr. Marcelo de Almeida Prado, to produce a new report setting forth a new calculation of damages for pecuniary loss and loss of future earnings under the judgment. Notably, the court’s decision explained that the prior expert report did not indicate the method and criteria used in its calculation of damages, nor did it explain why such method and criteria were appropriate, nor did it present any evidentiary support for the parameters adopted by the report. The opinion further noted that, in accordance with the trial court’s prior judgment, which was upheld by the ruling of the State Court of Appeals of São Paulo, the calculation of loss of future earnings should have been based only on Telefônica Brasil’s failure to supply 147,293 mobile phones during the period from December 1998 through January 2001, and, as such, the calculation should not have included amounts relating to lost profits for any subsequent period, nor amounts with respect to mobile phone accessories, insurance or warranties or any other amounts. In addition, the trial court noted that the calculation should have reflected lost profits based on actual market prices for the sale of mobile phones during the period, in order to determine the profits that the plaintiff would have reasonably obtained were it not for Telefônica Brasil’s breach, as required by Article 402 of the Brazilian Code of Civil Procedure.

Accordingly, the trial court concluded specifically that the R$47 billion damages estimate in the expert’s report was “unfounded and substantial” and that the expert had not adequately explained how she arrived at this sum with the requisite rigor. On this basis, the trial court concluded that the expert report did not satisfy the requirements of the Brazilian Code of Civil Procedure, which requires that an expert report must (i) set forth and explain the calculation method used, (ii) demonstrate such method to be the method predominantly accepted by experts in the relevant area of expertise, and (iii) explain how the conclusions set forth therein were obtained, in plain language with logical coherence. Finally, the trial court proceeded to dismiss the previously-appointed expert, and appointed a new expert, as mentioned above.

Perseverance filed a motion for clarification of the trial court’s decision, which was denied in a decision rendered on September 18, 2019, which decision reiterated that the trial court’s decision was clear in its determination that the expert report did not satisfy the requirements of the Brazilian Code of Civil Procedure because it “did not set forth nor justify the methodology and criteria used in its calculations, nor did it establish the necessary correlation between the parameters adopted in its calculations and the documentation filed as evidence with the court.” To date, the new expert appointed by the trial court has not yet submitted a new expert report and the Company does not currently have an estimated deadline to get access to the new report.

The Company will, if requested, provide to the Staff, on a supplemental basis, paper copies of a sworn translation into English of the above-described rulings by the trial court.

Telefônica Brasil’s independent expert’s report, filed in support of Telefônica Brasil’s successful motion to set aside the former court expert’s report, contains important facts underlying the Company’s conclusion that the ultimate resolution of the Perseverance case is not expected to have a significant effect on its financial position or profitability.

As mentioned in the Initial Response, Telefônica Brasil engaged Professor Oliveira to produce an independent expert report to evaluate the premises and assumptions in the court’s expert report and to perform an independent calculation of the estimated damages, which report was filed in support of Telefônica Brasil’s successful motion to set aside the court expert’s report. Telefônica Brasil believes it is important to highlight certain facts contained in Professor Oliveira’s report, which help explain the basis for the Company’s conclusion that a loss beyond the amounts accrued by Telefônica Brasil is neither probable nor reasonably possible, and that the ultimate resolution of the Perseverance case is not expected to have a significant effect on the Company’s financial position or profitability. Among other conclusions, Professor Oliveira’s report notes as follows:

(1)	the average mobile phone sales price used in the court’s expert report was unreasonable, amounting to more than 10 times the average sales price actually obtained by Telefônica Brasil for the sale of such devices at the time;

(2)	the court’s expert report improperly assumes the loss of profits over a 20 year period, far in excess of the actual term under the contract of 36 months (renewable automatically for successive 12 month periods);

(3)	the court’s expert report assumes profit margins significantly in excess of Perseverance’s demonstrated profit margins at the time; and

(4)	the court’s expert report improperly includes lost profits resulting from Perseverance’s failure to sell accessories, insurance and warranties, though Telefônica Brasil was not Perseverance’s exclusive supplier of such products under the contract.

Professor Oliveira’s report proceeds to calculate Perseverance’s estimated lost profits for its failure to sell the 147,293 mobile phones Telefônica Brasil did not supply, which, using demonstrated market prices in the year 2000, would have amounted to R$439,000. For reference, it also calculates Perseverance’s lost profits using December 2017 market prices, which would have been R$1.33 million1 , corresponding to 0.0028% of the R$47 billion in estimated damages contained in the since-vacated expert report. The Company will, if requested, provide to the Staff, on a supplemental basis, paper copies of a sworn translation into English of Professor Oliveira’s report.

The Company notes that its view remains unchanged that the R$4.5 million provision reflected in Telefônica Brasil’s latest balance sheet is appropriate, as well as its view that no additional disclosure in the Company’s financial statements regarding these matters is required under applicable accounting rules, based on the assessment of the likelihood of loss by its external counsel, together with its internal legal department and management. The Company accordingly concluded that a loss beyond the amounts accrued by Telefônica Brasil is neither probable nor reasonably possible, and understands that the amounts currently provisioned remain the best estimate of its actual potential liability under the suit, which amounts the Company believes to be immaterial.

The Company believes the damages estimate noted in the Staff’s comment is not meaningful and does not believe it is appropriate to make further disclosures regarding the case.

The Company believes that the R$47 billion damages figure noted in the Staff’s comment is not an accurate or meaningful indicator of potential damages that may be incurred by it, and is in any event significantly in excess of amounts that the Company believes to be reasonably supported based on the underlying facts and circumstances. If the R$47 billion estimate had not been vacated by the trial court, the Company respectfully observes that such amount, as damages for the failure by Telefônica Brasil to provide 147,293 mobile phones, would have effectively implied a price of R$319 thousand per phone. For the reasons set forth above and in its Initial Response, the Company’s conclusion remains unchanged that the Perseverance Litigation is not a proceeding that has had, or may have, a significant effect on its financial position or profitability. It has carefully considered the appropriateness of including disclosure of the material facts and circumstances of the Perseverance case, including the now-vacated damages estimate, and strongly believes that such disclosure could be confusing and misleading to investors, as it would implicitly suggest that there may be a legitimate basis for such an amount (when the court has recently ruled that there is not), or that the suit could have a significant effect on the Company’s financial position or profitability. For the above reasons, the Company believes the disclosure contained in its 2018 Form 20-F is appropriate and compliant with the requirements of Item 8.A.7 of Form 20-F.

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1 Accordingly, the total provision recorded by Telefônica Brasil for the Perseverance Litigation claim as of June 30, 2019 (including damages for pain and suffering as well as damages for pecuniary loss and loss of future earnings, in each case adjusted for inflation and default interest) amounted to R$4.5 million.

Note 26. Other Information, page F-116

4.	We note your response to comment four. Please expand your disclosure to address the significant management judgments and estimation uncertainty with respect to the provision recorded by Telefonica Brasil for the Perseverance case. Disclose how and why the damages claimed in the Perseverance case (based on the recent expert report commissioned by the trial court) differ significantly from your internal estimate. Refer to paragraphs 122 and 125 of IAS 1.

The Company respectfully acknowledges the Staff’s comment and advises it that, as mentioned above in the Company’s response to comment three, the expert report commissioned by the trial court has been set aside by the court as “unfounded,” for the reasons mentioned above. The Company respectfully submits that the amount of damages set forth in the vacated expert report does not represent a relevant estimate of the liability that Telefônica Brasil may incur in the Perseverance case. As such, although by nature, the assessments of expectations of loss, as well as the determination of amounts of provisions to be recognized in the financial statements always involve judgements, uncertainties, estimates and assumptions, the Company does not expect material effects from the Perseverance case to its financial statements. The Company has assessed the Perseverance case, and following the guidance set forth in paragraphs 122 and 125 of IAS 1, it concluded that there are no additional disclosures to be made in its financial statements, in respect of any significant risk that a material adjustment to the amount of the related provision will be required in the next financial year. The Company believes that its disclosures appropriately reflect the nature of the material contingencies and the estimated amount of probable loss as required at the reporting date and management judgments and estimation uncertainty with respect to such material provisioned amounts.

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